

CHITALY HOLDINGS LIMITED
中意控股有限公司

Unit 17, 7/F, Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Hong Kong
Tel : (852) 2636 6648 Fax : (852) 2635 0389
Email : info@chitaly.corp.com.hk

82-34829


05005558

26 January 2005

Exemption No.34829

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

Re: CHITALY HOLDINGS LIMITED Exemption No. 34829

On behalf of Chitaly Holdings Limited, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document / Date

	Date	Time	Description	Pages
1.	23/09/2004	21:45	Announcement	2 pages
2.	30/09/2004	10:13	Suspension of Trading	1 page
3.	14/10/2004	09:19	Announcement & Resumption of Trading	4 pages
4.	26/11/2004	23:34	Announcement	6 pages
5.	20/12/2004	11:39	Circular (Discloseable transaction purchase of property)	8 pages
6.	30/12/2004	23:07	Announcement	2 pages

Yours Truly,

For and on behalf of
中意控股有限公司
CHITALY HOLDINGS LIMITED



Authorized Signature(s)

Kevin Wong
Chief Financial Officer



Enclosure

RECEIVED
2005 FEB -4 A 10:01



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The Board of directors (the "Board") of Chitaly Holdings Limited (the "Company") is pleased to announce that Dr. Donald H. Straszheim has been appointed as an independent non-executive director and a member of the Audit Committee of the Board of the Company with effect from 23 September 2004.

The Board takes this opportunity to welcome Dr. Straszheim as a member of the Board and believes that Dr. Straszheim's extensive experience and valuable expertise will be of great benefit to the Company.

Dr. Straszheim, aged 62, is the founder and the principal of Straszheim Global Advisors, an independent research firm, and also Vice Chairman of Milken Institute. He holds a B.S., M.S. and Ph.D. from Purdue University.

From 1985 to 1997, Dr. Straszheim was the Chief Economist of Merrill Lynch and Co. ("Merrill Lynch"), and guided its world-wide economic research effort. Located in New York, he was Merrill Lynch's chief economic spokesman, and the architect of its global economic viewpoint. He was voted ten consecutive years to Institutional Investor's All-Star Team (equity or fixed income).

Dr. Straszheim is widely quoted in the major business and financial media and has been a regular analyst on CNBC, CNN and FOX, and a frequent guest in all major networks in the USA. He has testified before the US Congress and has been a frequent writer on economics, business and finance. Dr. Straszheim does not hold/has not held any directorships in the listed public companies during the past three years.

Immediately prior to his appointment, Dr. Straszheim has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Apart from being an independent non-executive director of the Company, Dr. Straszheim does not hold any position in any member of the Group and does not have any relationship with any other directors, senior management, substantial shareholders, or controlling shareholders of the Company or their respective associates.

There will not be a fixed-term service contract between the Company and Dr. Straszheim but he is subject to retirement and re-election at annual general meetings of the Company in accordance with the rotation requirements under the articles of association of the Company. He is also a member of the Audit Committee of the Company. Dr. Straszheim will receive a director's fee of US$40,000 per annum and be granted share options in respect of 800,000 ordinary shares of the Company upon appointment as an independent non-executive director and a member of the Audit Committee. Dr. Straszheim would hold approximately 0.33% interest of issued share capital if he exercised his share options in respect of 800,000 ordinary shares of the company in full. Dr. Straszheim's emoluments are determined by the Company with reference to his qualifications and experience and prevailing market conditions.

Chitaly Holdings Limited
24-9-2004

Save as disclosed above, the Company is not aware of any other matters that need to be brought to the attention of the holders of the shares of the Company in relation to the above appointment.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 23 September 2004

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Tse Kam Pang, Mr. Lam Toi and Ms. Lam Ning, Joanna

Independent Non-Executive Directors:
Dr. Donald H. Straszheim, Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai

Please also refer to the published version of this announcement in The Standard dated 24 September 2004.

CHITALY HOLD<01198> - Suspension of Trading

At the request of Chitaly Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:41 a.m. today (30/9/2004) pending the publication of an announcement in respect of price sensitive information.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

SALE AND PURCHASE OF SHARES
and
PLACING OF EXISTING SHARES BY A CONTROLLING SHAREHOLDER
and
RESUMPTION OF TRADING

Sale and Purchase of Shares

On 30th September 2004, Mr. Tse and Mr. Lam, both controlling shareholders of the Company, entered into a Share Purchase Agreement under which Silver Wave Holdings Limited, a company wholly owned by Mr. Lam, shall sell and Mr. Tse shall purchase, subject to the terms and conditions set out therein, either 4,870,000 Sale Shares or 9,750,000 Sale Shares, representing approximately 2% and 4% of the existing issued share capital of the Company respectively. The Share price per Sale Share is HK$4.45 and represents a discount of approximately 7.29% to the closing price of HK$4.80 of the Shares quoted on the Stock Exchange at 4 p.m. on 28th September 2004, prior to the suspension of trading of the Shares pending the publication of this announcement. One of the conditions to be fulfilled under the Share Purchase Agreement is obtaining from the Executive the grant of a waiver of the obligation on the part of Mr. Tse and the parties acting in concert with him to make a mandatory general offer under Rule 26 of the Takeovers Code in relation to the Company. This condition may not be waived by Mr. Tse or Mr. Lam.

If the waiver is granted by the Executive in respect of the transaction under the Share Purchase Agreement, Silver Wave Holdings Limited shall be obliged to sell and Mr. Tse shall have the right to elect to purchase either the 4,870,000 Sale Shares or the 9,750,000 Sale Shares. If the Executive does not grant the waiver, the Share Purchase Agreement shall lapse and Mr. Tse will not purchase any of the Sale Shares.

Placing of Existing Shares by a Controlling Shareholder

The placing agreement dated 13th October 2004 (the "**UBS Placing Agreement**") was entered into between Silver Wave Holdings Limited, as selling shareholder, and UBS AG, one of the Placing Agents, to purchase or procure the purchase of a total of 30,000,000 Shares. The placing agreement dated 19th August 2004 (and supplemented by a further agreement dated 13th October 2004) (the "**MDB Placing Agreement**") was entered into between Mr. Lam and MDB Capital Group LLC, the other Placing Agent, to procure placees for a total of 13,000,000 Shares.

Pursuant to the UBS Placing Agreement, Silver Wave Holdings Limited undertakes not to sell any Shares (other than the Sale Shares) for 90 days subsequent to the date of the UBS Placing Agreement.

Resumption of Trading of Shares

At the request of the Company, trading of the Shares on the Stock Exchange was suspended with effect from 9.41 a.m. on 30th September 2004. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9.30 a.m. on 14th October 2004.

SALE AND PURCHASE OF SHARES

Share Purchase Agreement dated 30th September 2004

On 30th September 2004, Mr. Lam, a controlling shareholder of the Company and an executive Director, and Mr. Tse, a controlling shareholder and an executive Director, entered into the Share Purchase Agreement under which Mr. Lam shall procure that Silver Wave shall sell and Mr. Tse shall purchase the Sale Shares according to the terms and conditions set out therein.

Date

30th September 2004

Parties

Vendor : Mr. Lam (the "**Vendor**"), the deputy chairman, an executive Director and a controlling shareholder of the Company, whose holding aggregated with Silver Wave is 31.21% of the Company's existing issued share capital.

Purchaser : Mr. Tse (the "**Purchaser**"), the chairman, an executive Director and a controlling shareholder of the Company, whose holding aggregated with Crisana is 31.21% of the Company's existing issued share capital.

Number of Sale Shares

The Sale Shares are either:

(i) an aggregate of 4,870,000 Shares (the "**4,870,000 Sale Shares**") in the issued share capital of the Company registered in the name of Silver Wave representing approximately 2% of the entire issued share capital of the Company; or

(ii) an aggregate of 9,750,000 Shares (the "**9,750,000 Sale Shares**") in the issued share capital of the Company registered in the name of Silver Wave representing approximately 4% of the entire issued share capital of the Company,

and to be bought and sold on the terms of the Share Purchase Agreement.

Conditions

Completion of the Share Purchase Agreement is subject to the following conditions being fulfilled and remaining satisfied as at completion (or waived by the Purchaser in accordance with the terms of the Share Purchase Agreement):

(1) the Stock Exchange and the Executive confirming in writing that they have no further comment on the announcement in respect of the transactions contemplated by the Share Purchase Agreement, the issue of such announcement in one English and one Chinese newspapers in Hong Kong and the resumption in trading of the Shares on the Stock Exchange;

(2) the Shares remaining listed and traded on the Stock Exchange at all times from the date of the Share Purchase Agreement and on the Completion Date, save for (i) suspension of less than seven (7) consecutive business days or (ii) the suspension (other than on the Completion Date) on account of clearance of any announcement in respect of any of the transactions contemplated under the Share Purchase Agreement, and no indication being received on or before the Completion Date from the SFC or the Stock Exchange to the effect that the listing of the Shares on the Stock Exchange will or may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of completion or in connection with the terms of or any transaction contemplated by the Share Purchase Agreement (including, but not limited to, in connection with an allegation that the Company is no longer suitable for listing);

(3) no event having occurred which constitutes that there has been a breach of any of the warranties or other provisions of Share Purchase Agreement by the Vendor; and

(4) the obtaining of a waiver from the Executive of the obligations on the part of the Purchaser and persons acting in concert with him to make a mandatory general offer under Rule 26 of the Takeovers Code in relation to the Company (the "**Waiver**").

In respect of the above stated conditions, the Purchaser may waive in writing the above conditions (2) and (3). Conditions (1) and (4) may not be waived by either Mr. Tse or Mr. Lam. As at the date hereof, the condition referred to in paragraph 2(i) above cannot be fulfilled and has been waived by Mr. Tse.

In the event that the conditions to the completion are not fulfilled on or before the Long Stop Date, the Share Purchase Agreement shall lapse.

In connection with the Waiver, the Purchaser has informed the Company that he has submitted an application to the Executive and the Executive is reviewing his application for the grant of the Waiver. Pursuant to the Supplemental Agreement (particulars of which are set out below), if the Waiver is granted by the Executive, the Vendor shall be obliged to sell and the Purchaser shall have the right to elect to purchase either the 4,870,000 Sale Shares or the 9,750,000 Sale Shares. If the Executive does not grant the Waiver, the Share Purchase Agreement shall lapse and the Purchaser will not purchase any of the Sale Shares. In that case, the unsold Sale Shares will be subject to the provisions of lock up under the UBS Placing Agreement (more particularly set out below).

Completion

Completion of the Share Purchase Agreement will take place on Completion Date. The Purchaser may defer completion to a date not more than 28 days after the original Completion Date.

The completion of the Share Purchase Agreement is not conditional on the completion of the Placing Agreements (more particularly set out below).

Consideration and basis upon which it is determined

The aggregate purchase consideration payable by the Purchaser to the Vendor for the Sale Shares is either:

(1) HK$21,671,500, if the number of Sales Shares is 4,870,000 Shares, representing approximately 2% of the existing issued share capital of the Company; or

(2) HK$43,387,500, if the number of Sales Shares is 9,750,000 Shares, representing approximately 4% of the existing issued share capital of the Company.

The Share price of HK$4.45 per Sale Share represents a discount of approximately 7.29% to the closing price of HK$4.80 of the Shares quoted on the Stock Exchange on 28th September 2004, being the business day immediately preceding the suspension of trading of the Shares on the Stock Exchange on 30th September 2004 and a discount of approximately 7.0% to the average closing price of HK$4.785 of the Shares as quoted on the Stock Exchange for the five consecutive trading days ended 28th September 2004.

The consideration for the Sale Shares was arrived at after arm's length negotiation between the Vendor and the Purchaser, taking into account the market conditions and the amount of Sale Shares subject to acquisition.

Supplemental Agreement dated 12th October 2004

On 12th October 2004, the Vendor and the Purchaser entered into a supplemental agreement to the Share Purchase Agreement under which the Vendor and the Purchaser agreed to amend the Share Purchase Agreement to provide that where the Executive grants the Waiver to the Purchaser, the Purchaser shall have the right to elect to purchase either the 4,870,000 Sale Shares or the 9,750,000 Sale Shares and the Vendor shall be obliged to sell the amount of Sale Shares elected by the Purchaser.

PLACING OF EXISTING SHARES BY A CONTROLLING SHAREHOLDER

A placing agreement dated 13th October 2004 (the "**UBS Placing Agreement**") was entered into between Silver Wave (the "**Selling Shareholder**"), a company wholly owned by Mr. Lam, and UBS AG and a second placing agreement dated 19th August 2004 (and supplemented by a further agreement dated 13th October 2004) (the "**MDB Placing Agreement**") was entered into between Mr. Lam and MDB Capital Group LLC

Number of Placing Shares:

UBS AG has agreed to purchase or procure the purchase of a total of 30,000,000 Shares owned by the Selling Shareholder, representing approximately 12.31 % of the existing issued share capital of 243,666,000 Shares as at the date of this announcement (the "**UBS Placing**").

MDB Capital Group LLC has agreed to procure placees for a total of 13,000,000 Shares owned by the Selling Shareholder, representing approximately 5.34 % of the existing issued share capital of 243,666,000 Shares as at the date of this announcement (the "**MDB Placing**"). MDB is not obliged under the MDB Placing Agreement to purchase the Shares not taken up by the placees.

Placees:

8 or more independent private individuals and institutional investors who are independent of and not connected nor acting in concert with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or associated companies, or any of their respective associates, or the Selling Shareholder or parties acting in concert with any of them.

Placing Price:

HK$4.45 per Placing Share.

The Placing Price was agreed after arm's length negotiations between the Selling Shareholder and the Placing Agents with reference to recent market prices of the Shares. The Placing Price represents a discount of approximately 7.29 % to the closing price of HK$4.80 of the Shares quoted on the Stock Exchange on 28th September 2004, being the business day immediately preceding the suspension of trading of the Shares on the Stock Exchange on 30th September 2004 and a discount of approximately 7.0 % to the average closing price of HK$4.785 of the Shares as quoted on the Stock Exchange for the five consecutive trading days ended 28th September 2004.

Placing Agents:

UBS AG and MDB Capital Group LLC

Independence of Placees and Placing Agents:

The placees and (where applicable) their beneficial owners will be, and the Placing Agents are, independent of and not connected nor acting in concert with the Selling Shareholder or any persons acting in concert with him. The placees and (where applicable) their ultimate beneficial owners and the Placing Agents are also independent of and not connected persons of nor acting in concert with the Company or any of the directors, chief executive, substantial shareholders of the Company or any of its subsidiaries or the Company's connected persons or any of their associates.

None of the placees will hold an aggregate of Shares representing 10% or more than 10% of the entire issued share capital of the Company.

Conditions of the UBS Placing

Completion of the UBS Placing is conditional upon:

(i) the UBS Placing Agreement having been entered into by the parties thereto and not subsequently having been revoked, terminated or modified;

(ii) there not having come to the attention of UBS AG at any time prior to completion of the UBS Placing (i) any material breach of, or any event rendering untrue, incorrect or breached in any material respect, any of the representations, warranties or undertakings referred to in the UBS Placing Agreement or (ii) any material breach of, or material failure to perform, any of the other material obligations of the Selling Shareholder which are required to be performed at or before completion of the UBS Placing;

(iii) there not having occurred:

  (a) a suspension or material limitation in trading of the Company's securities or securities generally on the London Stock Exchange or the New York Stock Exchange or the Hong Kong Stock Exchange;

  (b) a general moratorium on commercial banking activities declared by the relevant authorities in the United Kingdom or the United States or Hong Kong (the "Relevant Countries") or a material disruption in commercial banking or securities settlement or clearance services in any of the Relevant Countries;

  (c) the outbreak or escalation of hostilities or another emergency or crisis involving any of the Relevant Countries or the declaration by any of the Relevant Countries of a national emergency or war; or

  (d) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in any of the Relevant Countries or elsewhere,

  if the effect of any such event specified in (c) or (d) in the judgment of the Selling Shareholder makes it impracticable or inadvisable to proceed with the transactions contemplated under the UBS Placing.

The above conditions are not in the MDB Placing Agreement.

Completion of the UBS Placing and MDB Placing

In connection with the UBS Placing Agreement, the UBS Placing is agreed to be completed on 18th October 2004 or such other time as the Selling Shareholder and UBS AG shall agree. If the conditions to the UBS Placing are not fulfilled or waived by UBS AG within the time specified above (or such later date as may be agreed by UBS AG and the Selling Shareholder), the UBS Placing will lapse.

In connection with the MDB Placing Agreement, the MDB Placing is agreed to be completed on or before 22nd October 2004 or such other time as Mr. Lam and MDB shall agree.

There is no interconditionality between the Placing Agreements.

Rights of the Placing Shares

The Placing Shares will be sold by the Selling Shareholder free of liens, charges, encumbrances and any third party right and together with all rights attaching thereto as at the settlement date for the Placing Shares, including the right to receive all dividends or other distributions declare, made or paid on the Placing Shares after such date.

Lock up

Pursuant to the UBS Placing Agreement, the Selling Shareholder has undertaken to UBS AG that (except for the sale of the Placing Shares pursuant to the Placing Agreements and the sale of any Sale Shares to Mr Tse under the Share Purchase Agreement) during the period ending 90 days after the date of the UBS Placing neither the Selling Shareholder nor any of its affiliates will, or will cause any other person to, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any Shares or depositary receipts representing Shares or any other securities of the Company which are substantially similar to Shares or any securities convertible into, exchangeable for or representing the right to receive any of the foregoing securities or enter into any options or derivatives, cash settled or otherwise, or other transactions relating to the foregoing or having similar economic effect without the prior written consent of UBS AG.

The above lock up provision does not apply to the MDB Placing.

Shareholding structure of the Company before and after completion of the UBS Placing, MDB Placing and the Share Purchase Agreement

Name of shareholder	Current shareholding	Shareholding upon completion of UBS Placing	Shareholding upon completion of MDB Placing	Shareholding upon completion of UBS Placing and MDB Placing	Shareholding after completion of UBS Placing, MDB Placing and Share Purchase Agreement (if number of Sale Shares is 4,870,000 Shares)	Shareholding after completion of UBS Placing, MDB Placing and Share Purchase Agreement (if number of Sale Shares is 9,750,000 Shares)
Crisana *(note 1)*	29.32%	29.32%	29.32%	29.32%	29.32%	29.32%
Mr. Tse *(note 2)*	1.89%	1.89%	1.89%	1.89%	3.89%	5.89%
Sub-total of Mr. Tse's direct and indirect shareholdings	*31.21%*	*31.21%*	*31.21%*	*31.21%*	*33.21%*	*35.21%*
Silver Wave *(note 3)*	29.32%	17.01%	23.98%	11.67%	9.67%	7.67%
Mr. Lam *(note 4)*	1.89%	1.89%	1.89%	1.89%	1.89%	1.89%
Sub-total of Mr. Lam's direct and indirect shareholdings	*31.21%*	*18.9%*	*25.87%*	*13.56%*	*11.56%*	*9.56%*
Ms. Lam *(Note 5)*	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%
The placees	–	12.31%	5.34%	17.65%	17.65%	17.65%
Public	36.80%	36.80%	36.80%	36.80%	36.80%	36.80%
Total	100%	100%	100%	100%	100%	100%

Notes:

(1) The entire issued share capital of Crisana is beneficially owned by Mr. Tse.

(2) Mr. Tse holds the Shares in his personal interests.

(3) The entire issued share capital of Silver Wave is beneficially owned by Mr. Lam.

(4) Mr. Lam holds the Shares in his personal interests.

(5) Ms. Lam is the sister of Mr. Lam and she became a shareholder of the Company on 13 January 2003.

Prior to the completion of the UBS Placing, MDB Placing and the Share Purchase Agreement, Mr. Tse, Mr. Lam and Ms. Lam are presumed to be parties acting in concert under the Takeovers Code. Taken together, Mr. Tse, Mr. Lam and Ms. Lam and their respective concert parties control 63.2% of the voting rights attached to the Shares.

Mr. Tse, Mr. Lam and Ms. Lam are presumed to be parties acting in concert under the Takeovers Code. Taken together, Mr. Tse, Mr. Lam and Ms. Lam and their respective concert parties control 45.55 % of the voting rights attached to the Shares after the UBS Placing and MDB Placing but prior to completion of the Share Purchase Agreement.

Mr. Lam's intention with his remaining stake in the Company

Upon completion of the UBS Placing and MDB Placing, Mr. Lam will hold (in his personal interest and through Silver Wave) 33,050,000 Shares representing approximately 13.56% shareholding interest in the entire issued share capital of the Company. Mr. Lam has informed the Company that his present intention is to hold all of his remaining stake in the Company representing approximately 11.56% (if 4,870,000 Sale Shares are sold to Mr. Tse) or approximately 9.56% (if 9,750,000 Sale Shares are sold to Mr. Tse) of the entire issued share capital of the Company, for the long term after the completion of the UBS Placing, MDB Placing and the Share Purchase Agreement. Pursuant to the UBS Placing Agreement, the Selling Shareholder and its affiliates undertake not to sell the Shares for 90 days subsequent to the date of the UBS Placing Agreement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading of the Shares on the Stock Exchange was suspended with effect from 9.41 a.m. on 30th September 2004. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9.30 a.m. on 14th October 2004.

GENERAL

No change of principal activities of the Group

The Group is principally engaged in the design, manufacture and sale of a wide range of home furniture targeting the medium to high-end home furniture market in China. The Group's products has won three awards in 2004 amongst which includes the "Top Brand in Customer Satisfaction in the PRC Market" (中國市場產品用戶滿意第一品牌) and "Top Ten Renowned Furniture Brands" (家具行業十大知名品牌) in the PRC. The Directors believe that the recent economic slowdown in China will not have a negative impact on the Group's business. As at 1st January 2004, the Company has a distribution network of 605 specialty outlets in the PRC and as at the date hereof, the Company has 750 specialty outlets covering 29 provinces in the PRC.

The Directors do not intend to change the principal activities of the Group following the completion of the Share Purchase Agreement, the UBS Placing or the MDB Placing.

No change of composition of Board

The Directors do not expect any change to the composition of the Board following the completion of the Share Purchase Agreement. Mr. Tse, who is the chairman of the Company and has been managing the Company, will be formally appointed as the Chief Executive Officer of the Company with effect from 15th October 2004. Mr. Lam will remain as an executive Director and the deputy chairman of the Company.

As at the date of this announcement, the Board comprises three executive Directors, namely Tse Kam Pang, Lam Toi and Lam Ning, Joanna and three independent non-executive Directors, namely Ma Gary Ming Fai, Tsao Kwang Yung, Peter and Donald H. Straszheim.

DEFINITIONS

"associate"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Completion Date"	means the third business day after the fulfillment (or waiver) of the conditions to Share Purchase Agreement
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability, whose Shares are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"controlling shareholder"	has the meaning ascribed to it under the Listing Rules
"Crisana"	Crisana International Inc., a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Mr. Tse
"Directors"	the directors of the Company
"Executive"	the executive directors of the Corporate Finance Division of the SFC from time to time and any delegate of such executive director
"the Group"	the Company and its subsidiaries

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Long Stop Date"	29th December 2004 or such other later date as the Purchaser may agree to
"MDB Placing"	the transaction between MDB and the Selling Shareholder contemplated under the MDB Placing Agreement
"Mr. Lam"	Mr. Lam Toi, a controlling shareholding of the Company, an executive Director and the deputy chairman to the Board
"Ms. Lam"	Ms. Lam Ning, Joanna, an executive Director of the Company
"Mr. Tse"	Mr. Tse Kam Pang, a controlling shareholding of the Company, an executive Director and the chairman to the Board
"Placing Agreement(s)"	The placing agreement dated 13th October 2004 between Silver Wave and UBS AG and the placing agreement dated 19th August 2004 (as amended by a supplemental agreement dated 13th October 2004) between Mr. Lam and MDB Capital Group LLC
"Placing Agents"	UBS AG and MDB Capital Group LLC, a National Association of Securities Dealers, Inc licensed broker-dealer and a member of the Securities Investor Protection Corporation in the United States
"Placing Share(s)"	in connection with the UBS Placing and the MDB Placing, the Selling Shareholder's Shares (not including the Sale Shares) which are subject to placing
"Placing Price"	HK$ 4.45 per Placing Share
"Sale Shares"	means either (i) an aggregate of 4,870,000 Shares in the issued share capital of the Company registered in the name of Silver Wave Holdings Limited representing approximately 2% of the entire issued share capital of the Company; or (ii) an aggregate of 9,750,000 Shares in the issued share capital of the Company registered in the name of Silver Wave Holdings Limited representing approximately 4% of the entire issued share capital of the Company, and to be bought and sold on the terms of the Share Purchase Agreement
"Selling Shareholder"	Silver Wave Holdings Limited, a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Mr. Lam
"Shares"	the ordinary shares of HK$0.10 each in the capital of the Company
"Share Purchase Agreement"	the share purchase agreement dated 30th September 2004 entered into between Mr. Lam and Mr. Tse
"SFC"	the Securities and Futures Commission of Hong Kong
"Silver Wave"	Silver Wave Holdings Limited, a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Mr. Lam
"Stock Exchange"	The Stock Exchange of Hong Kong Limited or, as the case maybe, the main board operated by the Stock Exchange
"Supplemental Agreement"	the supplemental agreement dated 12th October 2004 to the Share Purchase Agreement entered between Mr. Lam and Mr. Tse
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"UBS AG"	UBS AG, incorporated in Switzerland
"UBS Placing"	the transaction between UBS AG and the Selling Shareholder contemplated under the UBS Placing Agreement
"U.S."	the United States of America
"%"	per cent.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 13th October 2004

The Directors jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in The Standard dated 14 October 2004.

Chitaly Holdings Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

DISCLOSEABLE TRANSACTION

On 8 November 2004, the Purchaser through its agent entered into the Agreement with the Vendor for the sale and purchase of the Property. The consideration for the acquisition of the Property by the Purchaser is HK$34,223,000.

The transaction contemplated under the Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Company has erroneously believed that the purchase of the Property requires disclosure only upon completion and hence delayed in making this announcement. Such delay constitutes a breach of Rule 14.34 of the Listing Rules and the Stock Exchange reserves its right to take further action against the Company and/or its Directors.

THE AGREEMENT

Date	:	8 November 2004
Vendor	:	World Orient Investment Limited, a company incorporated in Hong Kong and engaged in investment, which and the ultimate beneficial owners of which are Independent Third Parties
Purchaser	:	Chitaly Furniture Limited, a wholly-owned subsidiary of the Company incorporated in Hong Kong and engaged in investment holding and trading of furniture
Property	:	Office No. 4 on 2nd Floor, Wing On Plaza, 62 Mody Road, Kowloon, Hong Kong, with a total gross floor area of approximately 4,889 square feet, for non-residential use
Consideration	:	HK$34,223,000

The Agreement was a preliminary sale and purchase agreement entered into between the Purchaser through its agent and the Vendor pursuant to which the Purchaser has agreed to purchase and the Vendor has agreed to sell the Property. The Purchaser's agent, a company controlled by a director, was specifically authorized by the board of directors of the Company to enter into the transaction on behalf of the Purchaser so that it may have a better position in negotiations connected with the terms of the transaction. The Purchaser's agent, a company controlled by a director, merely acted as a nominee of the Purchaser and does not receive any benefits, commission or fees in relation to the transaction. On completion, the Purchaser will take up and be named as the assignee in the deed of assignment in respect of the Property. The Purchaser has paid to the Vendor HK$2,000,000 upon the execution of the Agreement and HK$4,844,600 upon the entering into of the formal sale and purchase agreement on 15 November 2004 between the Purchaser through its agent and the Vendor. The Purchaser's agent was authorized by the Company to negotiate and enter into the Agreement and the formal sale and purchase agreement on its behalf of the Purchaser.

Completion of the sale and purchase is to take place on or before 30 November 2004, where HK$27,378,400, being the balance of the purchase price shall be paid by the Purchaser to the Vendor. The sale and purchase of the Property shall be free from encumbrances. The Vendor is selling the Property as confirmor. The formal sale and purchase agreement contains the same material terms as to payment and completion obligations as the Agreement. The Property is an office, whose vacant possession will be delivered to the Purchaser upon completion.

The Directors confirm that the consideration for the Property has been determined after arm's length negotiations between the Vendor and the Purchaser by reference to the market value of similar properties in the same location. The Company has obtained a licensed bank's valuation of the Property, which is about HK$34,500,000 for reference purposes in connection with the acquisition of the Property.

REASONS FOR AND BENEFITS OF THE ACQUISITION OF THE PROPERTY

The Group is principally engaged in the design, manufacture and sale of a wide range of home furniture targeting the medium to high-end home furniture market in China. The Group's products has won three awards in 2004 amongst which includes the "Top Brand in Customer Satisfaction in the PRC Market" (中國市場產品用戶滿意第一品牌) and "Top Ten Renowned Furniture Brands" (家具行業十大知名品牌) in the PRC. The Directors believe that the recent economic slowdown in China will not have a negative impact on the Group's business. As at 1 January 2004, the Company has a distribution network of 605 specialty outlets in the PRC and as at the date hereof, the Company has 780 specialty outlets covering 29 provinces in the PRC.

The Property will be used as the Group's principal place of business in Hong Kong. The Company will make a further announcement upon the change of the principal place of business of the Group. The Directors believe that the location of the Property, which is near to the Tsimshatsui station of MTR and the Tsimshatsui East station of KCR, is much more conveniently situated than the

Company's existing principal place of business in Hong Kong. Such purchase of the Property would avoid any inconvenience and potential disruption to the Group's operations at its current office in respect of the renewing of the Group's tenancy for its current office from time to time. In view of the developments of the Group's business, the Group requires a larger office in Hong Kong. The Group's current tenancy in respect of its existing office will expire on 31 October 2005. The Company intends to negotiate with the landlord of such current tenancy after completion of purchase of the Property with respect to the remaining term of the tenancy. The landlord is an Independent Third Party. The Company would try to achieve an outcome in the best interest of the Company and its shareholders as a whole. The acquisition of the Property was funded by internal resources of the Group. The Directors are of the view that the acquisition of the Property is in the interest of the Company and its shareholders as a whole and the terms of the Agreement, the formal sale and purchase agreement dated 15 November 2004 and the transaction contemplated thereunder are on normal commercial terms, which are fair and reasonable as far as the shareholders of the Company are concerned.

GENERAL

The transaction contemplated under the Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular in connection with the acquisition of the Property will be despatched to the shareholders of the Company as soon as practicable. The Company has erroneously believed that the purchase of the Property requires disclosure only upon completion and hence delayed in making this announcement. Such delay constitutes a breach of Rule 14.34 of the Listing Rules and the Stock Exchange reserves its right to take further action against the Company and/or its Directors.

As at the date of this announcement, the Board comprises three executive Directors, namely Tse Kam Pang, Lam Toi and Lam Ning, Joanna and three independent non-executive Directors, namely Ma Gary Ming Fai, Tsao Kwang Yung, Peter and Donald H. Straszheim.

DEFINITIONS

In this announcement, the following terms have the following meanings:

"Agreement"	the preliminary agreement dated 8 November 2004 entered into between the Purchaser and the Vendor for the sale and purchase of the Property
"Board"	the board of Directors
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Independent Third Party"	any third party independent of and not connected with the Company and its connected persons (as defined in the Listing Rules) and is not a connected person (as defined in the Listing Rules) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"KCR"	the railway network operated by the Kowloon-Canton Railway Corporation in Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MTR"	the railway network operated by MTR Corporation Limited in Hong Kong
"PRC"	the People's Republic of China

"Property"	Office No. 4 on 2nd Floor, Wing On Plaza, 62 Mody Road, Kowloon, Hong Kong
"Purchaser"	Chitaly Furniture Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	World Orient Investment Limited, a company incorporated in Hong Kong, which and the ultimate beneficial owners of which are Independent Third Parties, being the vendor in relation to the sale and purchase of the Property

By Order of the Board of Directors
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 26 November 2004

Please also refer to the published version of this announcement in The Standard dated 29 November 2004.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chitaly Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

DISCLOSEABLE TRANSACTION

PURCHASE OF PROPERTY

20 December 2004

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Agreement"	the preliminary agreement dated 8 November 2004 entered into between the Purchaser and the Vendor for the sale and purchase of the Property
"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors of the Company
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"Independent Third Party"	any third party independent of and not connected with the Company and its connected persons (as defined in the Listing Rules) and is not a connected person (as defined in the Listing Rules) of the Company
"KCR"	the railway network operated by the Kowloon-Canton Railway Corporation in Hong Kong
"Latest Practicable Date"	15 December 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in the circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MTR"	the railway network operated by MTR Corporation Limited in Hong Kong
"PRC"	the People's Republic of China
"Property"	Office No. 4 on 2nd Floor, Wing On Plaza, 62 Mody Road, Kowloon, Hong Kong
"Purchaser"	Chitaly Furniture Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	World Orient Investment Limited, a company incorporated in Hong Kong, which and the ultimate beneficial owners of which are Independent Third Parties, being the vendor in relation to the sale and purchase of the Property
"HK$"	Hong Kong Dollars



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 1198)

Executive Directors:
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Ms. Lam Ning, Joanna

Independent Non-Executive Directors:
Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai
Mr. Donald H. Straszheim

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Unit 17, 7/F Concordia Plaza,
1 Science Museum Road,
Tsim Sha Tsui, Kowloon,
Hong Kong

20 December 2004

To the Shareholders

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION
PURCHASE OF PROPERTY

INTRODUCTION

On 26 November 2004, the Directors announced that the Purchaser through its agent entered into the Agreement dated 8 November 2004 with the Vendor for the sale and purchase of the Property.

The transaction under the Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to give you further information on the transaction.

THE AGREEMENT

Date:

8 November 2004

Parties:

Vendor:

World Orient Investment Limited, a company incorporated in Hong Kong and engaged in property and other investments, which and the ultimate beneficial owners of which are Independent Third Parties.

Purchaser:

Chitaly Furniture Limited, a wholly-owned subsidiary of the Company incorporated in Hong Kong and engaged in investment holding and trading of furniture.

Property (for non-residential use):

Address:

Office No. 4 on 2nd Floor, Wing On Plaza, 62 Mody Road, Kowloon, Hong Kong.

Gross floor area:

The office has a gross floor area of approximately 4,889 square feet.

Consideration and other terms:

The consideration for the acquisition of the Property by the Purchaser is HK$34,223,000. The acquisition of the Property was funded by internal resources of the Group.

The Directors confirm that the consideration for the Property has been determined after arm's length negotiations between the Vendor and the Purchaser by reference to the market value of similar properties in nearby location. The Company has procured a licensed bank's reference valuation of the Property, which is about HK$34,500,000 for reference purposes in connection with the acquisition of the Property.

The Agreement was a preliminary sale and purchase agreement entered into between the Purchaser through its agent and the Vendor pursuant to which the Purchaser has agreed to purchase and the Vendor has agreed to sell the Property. The Purchaser's agent, a company controlled by a Director, was specifically authorized by the board of directors of the Company to enter into the Agreement and the formal sale and purchase agreement on behalf of the Purchaser so that it might have a better position in negotiations connected with the terms of the transaction. The Purchaser's agent merely acted as a nominee of the Purchaser and does not receive any benefits, commission or fees in relation to the transaction.

The Purchaser has paid to the Vendor HK$2,000,000 upon the execution of the Agreement and HK$4,844,600 upon the entering into of the formal sale and purchase agreement on 15 November 2004 between the Purchaser through its agent and the Vendor. Completion of the sale and purchase took place on 30 November 2004, where HK$27,378,400, being the balance of the purchase price was paid by the Purchaser to the Vendor. Upon completion, the Purchaser took up and was named as the assignee in the deed of assignment in respect of the Property. All the consideration is paid in cash.

The sale and purchase of the Property shall be free from encumbrances. The Vendor is selling the Property as confirmor. The formal sale and purchase agreement contains the same material terms as to payment and completion obligations as the Agreement. Vacant possession of the Property has been delivered to the Purchaser upon completion.

REASONS FOR AND BENEFITS OF THE ACQUISITION OF THE PROPERTY

The Property will be used as the Group's principal place of business in Hong Kong. The Company will make a further announcement upon the change of the principal place of business of the Group. The Directors believe that the location of the Property, which is near to the Tsimshatsui station of MTR and the Tsimshatsui East station of KCR, is much more conveniently situated than the Company's existing principal place of business in Hong Kong. Such purchase of the Property would avoid any inconvenience and potential disruption to the Group's operations at its current office in respect of the renewing of the Group's tenancy for its current office from time to time. In view of the developments of the Group's business, the Group requires a larger office in Hong Kong. The Group's current tenancy in respect of its existing office will expire on 31 October 2005. The Company intends to negotiate with the landlord of such current tenancy after completion of purchase of the Property with respect to the remaining term of the tenancy. The landlord is an Independent Third Party. The Company would try to achieve an outcome in the best interest of the Company and its shareholders as a whole. The acquisition of the Property was funded by internal resources of the Group. The Directors are of the view that the acquisition of the Property is in the interest of the Company and its shareholders as a whole and the terms of the Agreement, the formal sale and purchase agreement dated 15 November 2004 and the transaction contemplated thereunder are on normal commercial terms, which are fair and reasonable as far as the shareholders of the Company are concerned and in the interest of the Company and its Shareholders as a whole.

The Directors are of the view that the acquisition of the Property by the Group would not have any material effect on the earnings and the assets and liabilities of the Company.

INFORMATION ON THE GROUP

The Group is principally engaged in the design, manufacture and sale of a wide range of home furniture targeting the medium to high-end home furniture market in China. The Group's products has won three awards in 2004 amongst which includes the "Top Brand in Customer Satisfaction in the PRC Market" (中國市場產品用戶滿意第一品牌) and "Top Ten Renowned Furniture Brands" (家具行業十大知名品牌) in the PRC. The Directors believe that the recent economic slowdown in China will not have a negative impact on the Group's business. As at 1 January 2004, the Company has a distribution network of 605 specialty outlets in the PRC and as at the date hereof, the Company has 780 specialty outlets covering 29 provinces in the PRC.

GENERAL INFORMATION

Your attention is also drawn to the general information as set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The Directors hereby confirm that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the counterparty and the ultimate beneficial owner(s) of the counterparty are third parties independent of the Company and connected persons of the Company.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director or chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, were as follows:

Interests in the ordinary shares of HK$0.10 each of the Company

Name of Director	Capacity in which such interests are held	Number of shares of the Company *(Note 1)*	Approximate %
Mr. Tse Kam Pang	Corporate *(Note 2)*	71,450,000(L)	29.32%
	Personal	4,600,000(L)	1.89%
	Family	–	–
	Other	–	–
Mr. Lam Toi	Corporate *(Note 3)*	28,450,000(L)	11.68%
	Personal	4,600,000(L)	1.89%
	Family	–	–
	Other	–	–
Ms. Lam Ning, Joanna	Corporate	–	–
	Personal	1,900,000(L)	0.78%
	Family	–	–
	Other	–	–

Notes:

1. The letter "L" denotes a long position in shares.

2. These shares are held by Crisana International Inc., which is wholly and beneficially owned by Mr. Tse Kam Pang. Mr. Tse Kam Pang is a director of Crisana International Inc. In addition, Mr. Tse Kam Pang has entered into an agreement dated 30 September 2004 with Mr. Lam Toi under which Silver Wave Holdings Limited, a company wholly owned by Mr. Lam Toi, shall sell and Mr. Tse Kam Pang shall purchase, subject to the terms and conditions set out therein, either 4,870,000 shares or 9,750,000 shares, representing approximately 2% and 4% of the existing issued share capital of the Company respectively. Mr. Tse Kam Pang is interested in such shares of the Company pursuant and subject to the agreement dated 30 September 2004 which was disclosed by the Company's announcement dated 13 October 2004.

3. These shares are held by Silver Wave Holdings Limited, which is wholly and beneficially owned by Mr. Lam Toi. Mr. Lam Toi is a director of Silver Wave Holdings Limited. See also Note 2 above.

Interests in the underlying shares of HK$0.10 each of the Company

As at the Latest Practicable Date, the interests in the underlying shares of the Company arising from unlisted share options (physically settled equity securities) granted to a Director pursuant to the Company's share option scheme are as follows:

Name of Director	Option exercise period	Option exercise price (HK$)	Number of outstanding options *(Note 1)*
Donald H. Straszheim	29 September 2004 to 28 September 2014	4.785	800,000(L)

Note:

1. The letter "L" denotes a long position in the underlying shares.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

Save as disclosed above, as at the Latest Practicable Date, no Director or proposed Director is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date, none of the Directors and their respective associates (as defined in the Listing Rules) had any interest in a business which competed or may compete with the business of the Group.

3. PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO AND SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to any Director or chief executive of the Company, the following persons (not being a Director or chief executive of the Company or their spouses who are deemed to be interested in the shares held by them) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital:

Name of shareholder	Number of shares of the Company *(Note 1)*	Approximate %
Crisana International Inc.	71,450,000 (L) *(Note 2)*	29.32%
Silver Wave Holdings Limited	28,450,000 (L) *(Note 3)*	11.68%

Notes:

1. The letter "L" denotes a long position in shares.

2. Crisana International Inc., a company incorporated in the British Virgin Islands, is wholly and beneficially owned by Mr. Tse Kam Pang, the Chairman of the Company.

3. Silver Wave Holdings Limited, a company incorporated in the British Virgin Islands, is wholly and beneficially owned by Mr. Lam Toi, a Director.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors knows of any person (not being a Director or chief executive of the Company or their spouses who are deemed to be interested in the shares held by them) who had an interest or short position in shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any member of the Group (excluding contracts expiring or determinable by the Company within one year without payment of compensation other than statutory compensation).

6. GENERAL

(a) The registered office of the Company is at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT Grand Cayman, Cayman Islands, British West Indies.

(b) The head office and principal place of business of the Company in Hong Kong is at Unit 17, 7th Floor, Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(c) The qualified accountant and company secretary of the Company is Mr. Chan Wing Kit. He is an associate member of The Hong Kong Society of Accountants.

(d) The branch share registrar of the Company in Hong Kong is Tengis Limited, whose office is at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) The English text of this circular shall prevail over the Chinese text in the case of inconsistency.



CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

LAPSE OF THE SHARE PURCHASE AGREEMENT

The Board wishes to announce that as the conditions for the completion of the Share Purchase Agreement, as amended by the Supplemental Agreement dated 12th October 2004, which were set out in the Announcement in relation to the sale by Mr. Lam and purchase by Mr. Tse of 4,870,000 Sale Shares or 9,750,000 Sale Shares, representing approximately 2% or 4% of the existing issued share capital of the Company respectively, were not fulfilled by 29th December 2004 and no extension of such deadline has been agreed, the Share Purchase Agreement has lapsed and is of no further effect.

Reference is made to the announcement of the Company dated 13th October 2004 (the "Announcement") relating to (i) the placing of existing shares by Mr. Lam under the UBS Placing and the MDB Placing, which have been completed and (ii) the Share Purchase Agreement entered into between Mr. Tse and Mr. Lam, then both controlling shareholders of the Company, on 30th September 2004 (as amended by the Supplemental Agreement dated 12th October 2004), under which Silver Wave Holdings Limited, a company wholly owned by Mr. Lam, shall sell and Mr. Tse shall purchase, subject to the terms and conditions set out therein, either 4,870,000 Sale Shares or 9,750,000 Sale Shares, representing approximately 2% and 4% of the existing issued share capital of the Company respectively. Terms as defined in the Announcement shall have the same meanings in this announcement, unless the context otherwise requires.

One of the conditions to be fulfilled under the Share Purchase Agreement is obtaining from the Executive, on or before the Long Stop Date (i.e. being 6 p.m. on 29th December 2004), the grant of a waiver (the "Waiver") of the obligation on the part of Mr. Tse and the parties acting in concert with him to make a mandatory general offer under Rule 26 of the Takeovers Code in relation to the Company. This condition may not be waived by Mr. Tse or Mr. Lam.

Mr. Tse did not receive from the Executive the grant of the Waiver on or before the Long Stop Date. Further, Mr. Lam and Mr. Tse have agreed amongst themselves not to extend the Long Stop Date. According to the Share Purchase Agreement, if the conditions to the completion are not fulfilled on or before the Long Stop Date, the Share Purchase Agreement shall lapse and is of no further effect.

Shareholding structure of the Company as at the date of this announcement

Name of shareholder	**As at the date of this announcement**			
	Number of Shares		**% of the total issued share capital of the Company**	
Crisana *(note 1)*	71,450,000		29.32%	
Mr. Tse *(note 2)*	4,600,000		1.89%	
Sub-total of Mr. Tse's direct and indirect shareholdings		76,050,000		31.21%
Silver Wave *(note 3)*	28,450,000		11.68%	
Mr. Lam *(note 4)*	4,600,000		1.89%	
Sub-total of Mr. Lam's direct and indirect shareholdings		33,050,000		13.57%
Ms. Lam *(Note 5)*	1,900,000		0.78%	
Public	132,666,000		54.44%	
Total	243,666,000		100%	

Notes:

(1) The entire issued share capital of Crisana is beneficially owned by Mr. Tse.

(2) Mr. Tse holds the Shares in his personal interests.

(3) The entire issued share capital of Silver Wave is beneficially owned by Mr. Lam.

(4) Mr. Lam holds the Shares in his personal interests.

(5) Ms. Lam is the sister of Mr. Lam and she became a shareholder of the Company on 13 January 2003.

As at the date of this announcement, the Board comprises three executive directors, namely Tse Kam Pang, Lam Toi and Lam Ning, Joanna and three independent non-executive directors, namely Ma Gary Ming Fai, Tsao Kwang Yung, Peter and Donald H. Straszheim.

By Order of the Board
Chitaly Holdings Limited
Chan Wing Kit
Company Secretary

Hong Kong, 30th December 2004

The directors jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in the announcement misleading.

Please also refer to the published version of this announcement in The Standard dated 31 December 2004.